February 2, 2018

Mara L. Ransom, Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
File No. 0-22513

Dear Ms. Ransom:

We received your comment letter dated January 22, 2018, regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which requests a response by February 5, 2018. Pursuant to our request to Ta Tanisha Meadows for a ten business day extension, we hereby confirm that we will respond to the comment letter on or before February 20, 2018.

Very truly yours,

/s/ Mark F. Hoffman

Mark F. Hoffman
Vice President & Associate General Counsel and
Assistant Secretary
Amazon.com, Inc.

cc:	William H. Thompson, Accounting Branch Chief
Division of Corporation Finance

Ta Tanisha Meadows, Staff Accountant
Division of Corporation Finance

Danilo Castelli, Staff Attorney
Division of Corporation Finance

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP